ATEL
Financial Services, LLC

February 28, 2007




Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Attn:  Ryan Rohn, Staff Accountant
       Mail Stop 7010

Re:      ATEL Capital Equipment Fund IX, LLC
         Form 8-K Item 4.01
         Filed February 9, 2007
         File # 000-50210
         ATEL Capital Equipment Fund X, LLC
         Form 8-K Item 4.01
         Filed February 9, 2007
         File # 000-50687
         ATEL Capital Equipment Fund XI, LLC
         Form 8-K Item 4.01
         Filed February 9, 2007
         File # 000-51858

Dear Mr. Rohn:

In response to the Staff's February 16, 2006 letter to Mr. Paritosh K. Choksi, our Executive Vice President, Chief Financial Officer and Chief Operating Officer, and our follow-up conversation that afternoon, I am pleased to provide the following in response to the issues raised. With reference to the aforementioned letter, responses will be enumerated by the same number as indicated in the February 16 letter.

     1. We concur with the Staff's findings and have revised the respective filings to reflect references to years 2004 and 2005.

     2. Copies of the Ernst & Young letters to management regarding the material weaknesses are attached for your files.

     3. ATEL Capital Equipment Fund IX, LLC filed its 10-Q for the quarter ended September 30, 2005 and 10-K for the year ended December 31, 2005, simultaneously on December 21, 2006 with the details and effects of the restatement of 2005 Quarters 1 and 2 included within the 2005 10-K filing. The Company's management determined that no significant adjustments were required for fair presentation of the financial statements filed with these reports, taken as a whole.



 600 California Street, 6th Floor, San Francisco, CA 94108  Main 415.989.8800
                      Facsimile 415.989.3796  www.atel.com

          Similarly, ATEL Capital Equipment Fund X, LLC simultaneously filed both its 10-Q for the quarter ended September 30, 2005 and its 10-K for the year ended December 31, 2005, on January 5, 2007, with the details and effects of the restatement of 2005 Quarters 1 and 2 included within the 2005 10-K filing. The Company's management determined that no significant adjustments were required for fair presentation of the financial statements filed with these reports, taken as a whole.

          ATEL Capital Equipment Fund XI, LLC filed its 10-KSB on June 2, 2006. The Company's management determined that no significant adjustments were required for fair presentation of the financial statements filed with this report, taken as a whole.

     4. We do not currently have an anticipated date for filing the above referenced Funds' 2006 Forms 10-Q, but we continue to focus our efforts to bring the Funds' statutory filings current as soon as possible.

          We have not identified any additional material weaknesses during 2006. Corrective actions taken to correct those previously identified material weaknesses include:

               o As regards the timely identification and recording of impairment of leased assets, the Managing Member has strengthened its quarterly impairment analysis through additional management review of the analysis.
               o As to initial direct costs ("IDC"), the accounting guidance has been reviewed, and a standard cost model (the "Model")
                    has been developed that includes quarterly reviews from management. Information from the model drives the rates to be capitalized on a lease by lease basis. IDC is amortized over the term of the lease based on a straight-line basis for operating leases and on the effective interest method for direct finance leases and notes receivable.
               o Regarding the allocations of costs and expenses incurred by the Managing Member, the allocation process has been reviewed and revised, and systems instituted and enhanced to assure that costs and expenses are being properly allocated in accordance with the Limited Liability Company Operating Agreements.
               o As to identifying and estimating liabilities in the correct periods, the Managing Member has performed a detailed review to identify and record the liabilities in the correct period. A standardized quarterly review process has been implemented to ensure the correct identification and estimation of the liabilities.
               o Regarding the proper accounting and related disclosures of the Company's investment in warrants, the Managing Member has reviewed the accounting guidance, and a formal policy has been developed to ensure compliance with established standards.

               o In addition. the Managing Member has taken the following steps to mitigate the weakness regarding its financial statement close process: a Chief Accounting Officer has been hired and the controller position has been split into two separate roles to ensure proper management of the Managing Member and the managed Funds' respective accounting operations. As reporting structures and protocols are being evaluated, an additional statutory reporting resource requirement has been defined and a recruitment effort is underway for additional accounting personnel.

     5. We are concurrently filing an updated Exhibit 16 letter from Ernst & Young regarding the statements made in each of our revised Forms 8-K.

We further note that we acknowledge that:

     o we are responsible for the adequacy and accuracy of the disclosures in the filings;
     o staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filings; and
     o that we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws off the United States.

Should you have any further questions please feel free to contact the undersigned at our corporate offices in San Francisco.

Very truly yours,

/s/ SAMUEL SCHUSSLER

Samuel Schussler
Chief Accounting Officer
ATEL Financial Services LLC
600 California Street, 6th Floor
San Francisco California 94108
415-616-3404

                                                                      Attachment
                                                     Letter of Ernst & Young LLP





ERNST & YOUNG
                     o ERNST & YOUNG LLP                   Phone: (415) 894-8000
                       Suite 1600                          www.ey.com
                       560 Mission Street
                       San Francisco, California 94105-2907


Audit Committee and Management of ATEL Financial Services, LLC as Managing Member of
ATEL Capital Equipment Fund X, LLC


In planning and performing our audit of the financial statements of Atel Capital Equipment Fund X, LLC (the "Fund") for the year ended December 31, 2005, we considered its internal controls to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control. However, we noted certain matters involving internal control and its operation that we consider to be material weaknesses (and significant deficiencies) under standards established by the Public Company Accounting Oversight Board (United States).

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the company's ability to initiate, authorize, record, process, or report external financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the company's annual or interim financial statements that is more than inconsequential will not be prevented or detected. A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected.

Material Weaknesses

During our audit, we noted the following matters involving internal control over financial reporting and its operation that we consider to be material weaknesses as defined above. These material weaknesses resulted in various recorded and unrecorded adjustments either identified by management or by us during our auditing procedures.

The Fund does not maintain its own financial reporting process, and is thus dependent on the Managing Member, Atel Financial Services, LLC, who is responsible for maintaining the accounting records and providing the Fund with financial statements in accordance with generally accepted accounting principles.

The Managing Member's accounting and disclosure controls and procedures had design deficiencies in the areas listed below and were determined to be ineffective:

1. The application of generally accepted accounting principles for leasing transactions (specifically, timely identification and recording of impairment in leased assets, accumulating and capitalizing costs for initiating leases, and properly amortizing costs associated with the initiation of a lease).





                   A Member Practice of Ernst & Young Global

ERNST & YOUNG
                     o ERNST & YOUNG LLP

Audit Committee and Management of ATEL Financial Services, LLC
as Managing Member of
ATEL Capital Equipment Fund X, LLC                                       Page 2





2. The calculation and allocation of cost incurred by the Managing Member on behalf of the Company.

3. Process of identifying and estimating liabilities in the correct period.

4. Proper accounting for investments in warrants (specifically, determining the appropriate carrying amount and proper disclosures for warrants, including classification of these instruments as derivatives and the related accounting in accordance with SFAS No. 133, amended by SFAS Nos. 137, 138 and 149).

5. Financial statement close process, including evaluating the relative significance of misstatements and preparation of financial statements and related disclosures.

This report is intended solely for the information and use of the audit committee, board of directors, management, and others within the organization and is not intended to be and should not be used by anyone other than these specified parties.

We would be pleased to discuss the above matters or to respond to any questions at your convenience.


                                                 /s/ ERNST & YOUNG LLP


January 5, 2007